October 24, 2019

By Electronic Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Messrs. Ameen Hamady and Al Pavot

Re:        Orion Engineered Carbons S.A.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-36563

Ladies and Gentlemen:
We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2019, with respect to the Form 20-F, filed March 8, 2019 (the “Form 20-F”), of Orion Engineered Carbons S.A. (the “Company”).
The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.
Form 20-F for the Fiscal Year Ended December 31, 2018
Comment #1:
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 47
We note that you recognized material restructuring charges during the last three fiscal years. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.
Response #1:
We understand the Staff's comment and acknowledge the disclosure requirements in SAB Topic 5P.4 to provide useful information within Management’s Discussion and Analysis. In future filings, the Company will enhance its disclosure by including the anticipated future cost savings as a result of our restructuring activities, at the consolidated level, and where meaningful, at the reportable segment levels, and whether the actual results are in line with our anticipated cost savings. In addition, we will include commentary on the anticipated savings and how they align with the Company's expectations and the reasons for the differences, and the likely effects on future operating results and liquidity. The Company will include the following enhanced disclosure in its Form 6-K for the

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quarterly period ended September 30, 2019, which will be filed, on or about October 31, 2019 as well as in its next annual filing:
"Our Rubber footprint restructuring activities in the fiscal years 2016 to 2018 were anticipated to generate annualized pre-tax cost savings of $13.1 million per year on a consolidated basis by the end of fiscal year 2018 from the facility shutdown in Ambès, France and the facility consolidation in Seoul, South Korea. These savings comprise $7.6 million related headcount reductions, $3.3 million related to other cost of sales related expenses as well as $2.2 million of reduced depreciation. These anticipated savings were expected to come essentially in full from our reportable Rubber segment. Besides the realized one-time gain recorded upon the sale of our land in Seoul, South Korea, a significant portion of the anticipated savings are expected to be reinvested in business development, research & development and capital improvements to help drive organic growth. The Company achieved the targeted annualized savings associated with these restructuring activities within the intended time scale."
Comment #2:
Consolidated Statements of Cash Flows of Orion Engineered Carbons S.A., page F-5
We note your presentation in your statements of cash flows related to "other assets and liabilities that cannot be allocated to investing or financing activities" which resulted in a net cash used from operating cash flows in 2018 of $48.7 million compared to a net cash provided from operating cash flows of $26.7 million in 2017. The impact on reported 2018 operating cash flows approximates 40%. Please quantify for us the changes in your balance sheet line items that are reflected in this line item. In this regard, we note that the changes in your prepaid expenses and other current assets, Other assets and Other current liabilities accounts did not materially change from the prior year while your Other liabilities balance increased by approximately $26.5 million from the prior year.
Response #2:
We understand the Staff’s comment with respect to the presentation in the statements of cash flows related to “other assets and liabilities that cannot be allocated to investing or financing activities” which resulted in a net cash used from operating cash flows in 2018 of $48.7 million compared to a net cash provided by operating cash flows of $26.7 million in 2017.
The 2018 amount of $48.7 million mainly reflects the impact from the gain from the South Korean land sale included in our 2018 net income while the cash proceeds received from the acquirer of the land is reflected in our cash flows from investing activities.
The following table summarizes the changes in the balance sheet line items that are reflected in “other assets and liabilities that can not be allocated to investing or financing activities”:
For the years ended December 31, 2018 and 2017 (in millions):

	2018	2017
Korean land sale gain	$(40.3)	$—
Changes of balance sheet items less non-cash movements	(4.3)	9.3
Adjustment for changes in restricted cash	1.7	(0.4)
Foreign exchange effects on balance sheet items	(5.8)	17,8
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	$(48.7)	$26.7
The Korean land sale gain as reflected in our Form 20-F on the Consolidated Statement of Operations for the year ended December 31, 2018 within the “Restructuring income” line item, and in addition discussed within

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the disclosure provided for Footnote M. Restructuring Expense, represents the main driver of fiscal year 2018 changes in “other assets and liabilities that can not be allocated to investing or financing activities”.
Please note that our “Other liabilities” balance sheet line item increased by $26.5 million from the prior year as a result of the liability recorded in 2018 for a build-to-suit leased asset which was under construction as of December 31, 2018 totaling $28.7 million. See as well our supplemental disclosure of this item in our Consolidated Statement of Cash Flows for the year ended December 31, 2018.
Comment #3:
Note R. Financial Information by Segment and Geographic Area, page F-38
We note from reading your Business Overview in Item 4 that you offer a variety of products with different end user applications within your reportable segments. Please explain what consideration you gave to disclosing revenues for each product or each group of similar products. See ASC 280-10-50-40.
Response #3:
The Company acknowledges that it provides disclosure of the variety of carbon black grades with different end-user applications within its reportable segments within the “Item 4. Business Overview” section of the Form 20-F. This is presented to provide the reader with a comprehensive understanding of the breadth of the Company's capabilities relating to carbon black.
The Company respectfully believes that by disclosing revenue for each of its two segments, which are both based on selling carbon black, we have met the requirement of ASC 280-10-50-40, since we believe ASC 280-10-50-38 allows companies that have similar products and services within each segment to limit disclosure to revenues at the segment level. We manufacture carbon black using broadly similar production processes for use in both of our segments (Rubber Carbon Black and Specialty Carbon Black), with the same carbon black materials in some cases being sold by both segments. Thus, although we have a broad carbon black grade portfolio, we sell carbon black to all our customers within both segments, which is then used by them in a variety of ways depending on the customers’ application to achieve, for example, high-quality pigmentation, UV light protection, electrical conductivity control and structural reinforcement in the products they in turn sell. Carbon black is thus a highly versatile product offering for all our customers.
In further consideration of how our products and services are similar within each segment, we considered the guidance related to the segment aggregation criteria in ASC 80-10-50-11, and considered our products’ and services’ nature and use, their customers, supply chain and production processes, distribution methods, and economic drivers for the products and services within each segment. Within each of our segments, the economic drivers are similar and include, but are not limited to, customer spending, current and future expectations of oil and natural gas prices, and carbon black demand and supply.
Examples of other considerations by each segment are provided below:

•
Rubber Carbon Black: Primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. We offer a broad tire product portfolio which includes high reinforcing grades and semi-reinforcing grades. We also produce a wide range of mechanical rubber goods products for a variety of end-uses, including automotive production, construction, manufacturing of wires and cables, as well as certain food and medical applications.

•
Specialty Carbon Black: Provides specialty carbon black for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity. We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs.

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Additionally, we considered the Chief Operating Decision Maker’s (“CODM”) review of our business. Our senior management team, which is comprised of the CEO, CFO and certain other senior management members is the CODM. The senior management team monitors the two segments’ results separately by regularly reviewing discrete financial and non-financial information at the segment level for purposes of facilitating decisions regarding the allocation of resources to each segment and assessing each segment’s performance.
Based on the consideration of the factors described above, we believe that by disclosing revenue in our two segments, which are made up of a similar group of products and services, that we have met the requirement of FASB ASC 280-10-50-40. In addition, because of these similarities, we do not believe that further product line disaggregation of revenue would provide additional insights to the users of our financial statements.
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We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at +49 693 65054102 or by e-mail at charles.herlinger@orioncarbons.com.
Sincerely,
/s/ Charles Herlinger
Charles Herlinger
Chief Financial Officer

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